[GRAPHIC OMITTED] Acergy

                    Acergy S.A. Conference Call Notification
                    Third Quarter 2008 Ended August 31, 2008

London, England - September 24, 2008 - Acergy S.A. (NASDAQ GS: ACGY; Oslo Stock
Exchange: ACY) will release its third quarter results on Wednesday October 8, 2008. A conference call will be held to discuss the earnings and review business operations on Wednesday October 8, 2008 at 3:00pm UK Time.

Participating in the conference call will be:

     o    Jean Cahuzac - Chief Executive Officer
     o    Stuart Jackson - Chief Financial Officer

From 12 noon UK time the following information will be available on the Acergy website: www.acergy-group.com

     o    A copy of the third quarter results press release
     o    A copy of the presentation to be reviewed on the earnings call

Conference Call Information                   Replay Facility Details
------------------------------------------    -------------------------------------------
Lines will open 30 minutes prior to           A replay facility will be available for the
 conference call.                              following period:

Date: Wednesday October 8, 2008               Date: Thursday October 9, 2008
Time: 3.00pm UK Time                          Time: 1.00pm UK Time

Conference Dial In Numbers:                   Date: Thursday October 23, 2008
UK Toll Free         : 0800 626606            Time: 1.00pm UK Time
USA Toll Free        : 1 866 804 8688
France               : 0805 770051            Conference Replay Dial In Number:
Norway               : 800 369 16
Netherlands          : 0800 837 8000          International Dial In: +44 (0) 207 136 9233
Germany              : 0800 700 5019
                                              Passcode: 64250557
International Dial In: +44 (0) 1296 480100

Passcode: 425391

Alternatively a live webcast and a playback facility will be available on the Company's website www.acergy-group.com

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contact:
Karen Menzel
Tel: +44 (0)20 8210 5568
karen.menzel@acergy-group.com

     If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com